UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 31, 2010

CNC Development Ltd.
(Exact name of registrant as specified in its charter)

British Virgin Islands	000-53769	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 1405, Huiyang Building 6 11139 Pu Dong Avenue Shanghai 200135 P.R.C. +86-21-5198 1172	410 South Michigan Ave. Suite 410 Chicago, IL 60605 (312) 957-4172
(Address and telephone number of principal executive offices)	(Address and telephone number of U.S. Agent)

 (Former name or former address)
InterAmerican Acquisition Group Inc.
2918 Fifth Ave.
Suite 209
San Diego, CA  92103

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F Form 20-F ☒ Form 40-F ❒

❒	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

❒	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934
                               Yes   ❒         No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__.

Item 8.01                      Other Events.

Secured loan for subsidiaries

On March 24, 2010, CNC Development Ltd. (“CNC” or the “Company”) announced that the Company’s subsidiaries of, Sing Kung Ltd. (Sing Kung),  Century City Infrastructure Ltd. (“Century City”) and Shanghai New Century City Infrastructure Company Ltd. (“SNC”), entered into a loan agreement with Luo Huijun, pursuant to which Mr. Luo agreed to advance up to RMB 24.5 million (approximately US$3.6 million) to  Sing Kung, Century City and SNC.  The loan agreement is secured by SNC’s BT project receivables from the Changchun Modern Agriculture Industry Construction Co. Limited.  The Company intends to draw the maximum amount permitted by the loan agreement.  The loan is due on August 8, 2010, but may be extended, at Borrower’s option until February 8, 2011.  There are no restrictions on prepayments of the loan.  A copy of the press release in which the loan was announced is attached as Exhibit 99.1 to this Form 6-K.

Authorization of Class B Preferred Stock and additional common shares

On March 24, 2010, CNC announced that a requisite majority of its directors approved a written resolution to amend the Memorandum & Articles of Association (“M&A”) and that amendment was filed on March 23, 2010.  The M&A amendment authorized a new class of convertible preferred stock, “Class B Preferred” and the issuance of up to 10,000,000 of such shares.   The Class B Preferred shares have a liquidation preference over the Company’s common shares and rank pari passu with the Company’s Class A Preferred shares.  Except that each share of Class B Preferred is convertible into 10 common shares and does not vote with respect to the election of Class A Preferred Directors, the rights and preferences of the Class B Preferred shares are the same as those of the Class A Preferred shares.  The M&A was further amended to increase the authorization of common shares issuable to 175,000,000, an increase of 75,000,000 over the previously authorized 100,000,000 common shares.  The authorization of additional shares results in an increase in the total shares authorized to 210,000,000.  Other changes to the M&A were approved to clarify provisions deemed by the Board to be ambiguous or to eliminate provisions that were no longer operative due to the consummation of the business combination with Sing Kung in 2009.

The above summary of the changes to the M&A, including the description of the rights and preferences of the Class B Preferred shares, is subject to, and qualified in its entirety by, the full text of the approved amended M&A, a copy of which is attached as Exhibit 3.1 to this Form 6-K and incorporated herein by reference.  A copy of the press release in which the changes to the M&A were announced is attached as Exhibit 99.1 to this Form 6-K.

Convertible loan to the Company

On March 24, 2010, CNC announced that it entered into loan agreements with certain of its Preferred Shareholders or their designees (“Lenders”) pursuant to which the Lenders agreed to advance a total of US$600,000 to the Company for a term equal to the earliest to occur of (i) the first anniversary of the initial funding of the loan; (ii) the collection of US$4,000,000 or more of BT Project Receivables (net of costs and related payments) by its subsidiaries; (iii) an event of default; or (iv) the consummation of an acquisition of a business enterprise having a value greater than US$10 million or a merger transaction.  The loan amount is convertible by each Lender at any time at such Lender’s option into Class B Preferred shares having an initial liquidation preference value equal to three times the loan principal amount.  At CNC’s election, conversion of the loan by each lender into Class B Preferred shares is mandatory in the event that the Company’s subsidiaries collect US$10 million of BT Project receivables (net of costs and related payments). If any Class B Preferred shares are issued as a result of a conversion by any Lender, the issuance of Class B Preferred shares would trigger a reset of the conversion ratio of the Class A Preferred shares.  Such a reset would be dilutive to the Company’s common shareholders.

The above summary of the provisions of the convertible loan agreement is subject to, and qualified in its entirety by, the full text of the form of subscription agreement, convertible loan agreement and note, a copy of which is attached as Exhibit 10.1 to this Form 6-K and incorporated herein by reference. A copy of the press release in which the loan was announced is attached as Exhibit 99.1 to this form 6-K.

Designation of new auditor

CNC’s audit committee unanimously approved the engagement of UHY Vocation CPA HK Limited (UHY) to serve as independent auditors.  UHY was the independent auditor for Sing Kung Ltd., the company acquired by CNC in the business combination consummated in September 2009.  CNC had no disputes or disagreements with its previous independent auditor, McGladrey & Pullen.

Change in location of Company principal office

The Company’s principal office was temporarily relocated as of January 31, 2010 to space provided by Shanghai Longterm CPAS at:

Room 1405
Huiyang Building 6
11139 Pu Dong Avenue
Shanghai 200135
P.R.C.

Telephone:  (+86) 21-5198 1172

Directors and executive officers

The discussion contained in Item 5.02 of this Form 6-K is incorporated by reference herein.

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Mr. Yong Xu resigned as the Company’s Chief Financial Officer to accept another position.  The Company announced this change on March 24, 2010.  A copy of the press release in which the loan was announced is attached as Exhibit 99.1 to this Form 6-K.  There was no disagreement between the Company and Mr. Xu at the time of his resignation.  A replacement has not yet been appointed by the board of directors.  The CFO duties, including the preparation of financial statements, are being temporarily handled on a contract basis by a consulting firm, Shanghai Long-term CPAS, a professional services firm based in Shanghai.

Item 9.01.      Financial Statements and Exhibits

(a) Financial Statements of Business Acquired.

Not Applicable.

(b) Pro Forma Financial Information.

Not Applicable.

(c) Shell Company Transactions.

Not Applicable.

(d) Exhibits

Exhibit Number	Exhibit Table

3.1	Amended Memorandum & Articles of Association

10.1	Form of Convertible Loan Subscription Agreement

99.1	Press Release dated March 24, 2010 announcing:
•	Closing of a Convertible Loan Financing
•	Authorization of additional common shares and a new Class B Preferred Stock
•	Implementation of a new working capital lending facility by subsidiaries
•	Designation of a new independent auditor
•	Replacement of the Chief Financial Officer
•	Relocation of the Company’s principal office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CNC DEVELOPMENT LTD.

March 24, 2010	By:	/s/ William C. Morro
William C. Morro Chief Executive Officer